USF&G Corporation
Exhibit 21 - Subsidiaries of the Registrant

Name of Subsidiary                                      State of Incorporation

United States Fidelity and Guaranty Company                           Maryland

Fidelity & Guaranty Life Insurance Company                            Maryland

The names of other subsidiaries have been omitted because, when considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary as defined by Regulation S-X.